Mail Stop 3561

<u>Via Fax & U.S. Mail</u>

Ms. Patricia Graham
Chief Accounting Officer
PO Box 23009
Tucson, Arizona 85706

      Re: Global Aircraft Solutions, Inc.
              Form 10-K for the year ended December 31, 2006
              Filed April 23, 2007
              File No. 000-28575

Dear Ms. Graham:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>Item 6. Selected Financial Data</u>

1. Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions such as the acquisition of World Jet in 2004, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Management's Discussion & Analysis
– Results of Operations
– 2005-2006

2. We note your use of the non-GAAP financial measure EBITDA in your MD&A discussion. Please revise future filings to include the disclosures required by Item 10 of Regulation SK. These disclosures include:
   - A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
   - A reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
   - A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
   - To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure;

   Alternatively, revise MD&A in future filings to eliminate the discussion of the non-GAAP measure "EBITDA." The disclosures of this measure in any future reports on Form 8-K should be similarly revised.

3. We note that net sales were $34.5 million for the year ended December 31, 2006 as compared to $41.2 million for the year ended December 31, 2005. Please revise future filings to disclose the reasons for the decrease in consolidated revenues and to discuss the reasons for the changes in revenue by segment. In addition to quantification, ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant

measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation SK.

4. Please revise future filings to discuss and analyze results of operations by operating segment. For example, please discuss and analyze net sales and cost of sales separately for each segment. Because gross profit is impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

5. We note your disclosure that SG&A expenses were $8,591,738 and $7,780,332 in 2006 and 2005, respectfully. We also note that your discussion does not fully explain the reasons for this significant increase in SG&A especially considering the decrease in sales and cost of sales during the same period. For example, although the total increase in SG&A was $811,406 in 2006, your explanation includes an increase of $267,421 attributable to World Jet movement of inventory and an increase of $618,000 in professional fees, but then describes an offsetting decrease in commissions of $590,500. In future filings, please quantify and discuss each significant cost components that contributed to the increase in SG&A expenses.

– Liquidity and Capital Resources, page 27

6. We note your disclosure that both Avolar and BCI Aircraft Leasing, Inc. have had past due receivables that reached unacceptable levels. Please tell us how you analyzed the receivables due from these two entities in recording any allowances for doubtful accounts or write-offs of receivables balances as of December 31, 2006. As part of your response, please tell us why you believe that the due from equity investee partner and accounts receivable balance related to these two customers was recoverable as of December 31, 2006.

7. In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

8. Please revise future filings to include a discussion of the estimated capital expenditures for 2007.

Item9A. Controls and Procedures, page 31

9. In light of your disclosure that management and the auditors determined a material weakness exists with respect to your accounting for Jetglobal, LLC, please tell us how management determined that disclosure controls and procedures were effective as of the end of the period covered by the report. Also, please tell us why you believe that the amounts presented in your audited financial statements for your investment in Jetglobal LLC are appropriately presented. Additionally, please tell us why you have disclosed that there are no changes in internal controls over financial reporting during the year ended December 31, 2006 when you also disclose that management has informed the Audit Committee that it is in the process of changing procedures to correct this weakness.

Audited Financial Statements

Consolidated Balance Sheets

10. We note that as of December 31, 2006 and 2005 you have $3,946,414 and $2,888,006, respectively, recorded as due from equity investee partner. Please explain to us the nature of the amounts due to the Company at each balance sheet date and tell us why you believe the amount recorded as of December 31, 2006 is recoverable. Also, please tell us why you believe it was appropriate to reclassify the balance at December 31, 2005 from "equity in net assets of and advances to affiliates" to "due from equity investee partner." Additionally, please explain to us how the equity in net assets of and advances to affiliates amount as of December 31, 2005 was calculated.

Consolidated Statements of Operations

11. We note that your revenue is derived from both service revenue and sales of aircraft parts. In future filings, please present service revenue and product revenue and the related costs of sales separately on the face of the statements of operations. See Rule 5-03(b)(1) and (2) of Regulation SX.

Consolidated Statements of Cash Flows

12. We note that the adjustments to reconcile net income to net cash provided by operating activities includes expenses paid with stock of $617,459, $326,594, and $476,613 for the years ended December 31, 2006, 2005, and 2004, respectively. Please explain to us the nature of the amounts included in this expense for each period and reconcile these amounts with the amounts discussed in Note 9 to your financial statements.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

- Inventory

13. We note your disclosure that inventory items held for over one year are no longer classified as "inventory, non-current." Please explain to us the nature of the inventory items that were previously classified as non-current that have been reclassified as current inventory during 2006. As part of your response, please explain to us how you classify rotable parts, given your disclosure that they have the same life as the aircraft. Also, in light of your disclosure that "in the future when the allowance for slow moving and obsolete inventory is provided for, the allowance will be considered as an expense for the company," please tell us how you accounted for the allowance for slow moving and obsolete inventory prior to this reclassification of inventory in 2006. If the allowance was not charged to expense at the time it was recorded, please tell us why you believe your prior accounting practice was appropriate.

- Revenue and Cost Recognition

14. We note your disclosure that revenue from parts sales is recognized when parts are shipped. Please tell us why you believe that the requirements for revenue recognition as outlined in SAB 104 have been met at the time the parts are shipped. As part of your response, please tell us when title to the parts passes to the customer.

– Earnings Per Share

15. Please revise future filings to disclose any common stock equivalents that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS No. 128.

Note 4. Segment Information

16. In future filings, please provide a reconciliation of the total assets and capital expenditures of your segments to the total assets and capital expenditures reflected in your balance sheets and statements of cash flows for the various periods presented. Refer to the requirements outlined in paragraph 32 of SFAS No.131.

Note 5. Equity in Net Assets and Advances to Affiliates
Note 11. Related Party Transactions

17. We note from the disclosure in Notes 5 and 11 that the Company recognized a gain of $1,268,970 in connection with the transfer of an interest in certain aircraft from JetGlobal to BCI. We also note that the agreed upon price for the aircraft transferred pursuant to the related settlement agreement was $1,957,692. Please tell us and disclose in future filings the nature of the $1,957,692 of consideration received by the Company in this transaction. If consideration other than cash was received by the Company in connection with this settlement arrangement, please explain in detail why you believe recognition of a gain in connection with this transaction was appropriate. Also, please explain in further detail how the Company determined its cost basis in the asset relinquished. We may have further comment upon receipt of your response.

Note 6. Inventory

18. We note that your disclosure of the components of inventory at December 31, 2005 total $6,580,092. However, the amount of inventory shown on the balance sheet as of December 31, 2005 is $8,767,435. Please reconcile this difference for us and provide us detail of the nature of the components of inventory that total the amount shown on the balance sheet.

Note 8. Leases and Capital Leases

19. In future filings, please disclose rental expense for each period for which an income statement is presented. See paragraph 16 of SFAS No. 13.

Note 9. Shareholders' Equity

20. We note from the disclosures in Note 9 that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to various parties in exchange for payment of consultancy services, employee compensation, and bonuses. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined. Also, for each of the transactions, please tell us, and disclose in the notes to the financial statements in future filings, the amount of expense, if any, that was recorded for the transaction, and explain to us how that expense was calculated or determined.

21. We note from your disclosure on page 18 that during 2004 and 2005 several warrants were issued with a cashless exercise option and we note from Note 9 that during 2005 and 2006 common stock was issued for these warrants under the non-cash conversion terms of the original issue. Please tell us how you have analyzed the warrants, which included a cashless exercise option, as potential derivatives or liabilities under SFAS No. 150, SFAS No. 133 and EITF 00-19.

22. In future filings, please include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented.

– Stock Based Compensation Disclosure

23. We note from your disclosure in Note 3 that for the options granted in 2006 you used the Black Scholes Model and you disclose the related assumptions. In future filings, for all periods for which an income statement is presented and stock options were granted, please disclose a description of the method and related assumptions used during the year to estimate the fair value of awards under share-based payment arrangements. Also, please tell us, and disclose in future filings, the total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit related thereto. See paragraphs A240(e) and (g) of SFAS No. 123R.

Note 19. Selected Quarterly Financial Data

24. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2007

Consolidated Statements of Operations

25. We note your presentation of discounts taken as part of gross profit. Please explain to us the nature of these discounts and how you have accounted for them in accordance with EITF 01-09. Also, please tell us if these discounts occurred in prior periods such the year ended December 31, 2006 and if so, tell us how the discount was accounted for in those periods.

Item 4. Controls and Procedures

26. We note your disclosure that "with the exception of the material weakness related to the financial reporting deficiencies of the Company's joint venture partner, JetGlobal LLC, as reported in our 2006 Form 10-K, and which still existed as of March 31, 2007, as of the Evaluation Date, our disclosure controls and procedures allow for timely decisions regarding disclosure of material information relating to our company (including our consolidated subsidiaries) required to be included in our reports filed or submitted by us under the Exchange Act." Please note that this type of qualification is inappropriate and a conclusion should be made that disclosure controls and procedures are either effective or ineffective as of the evaluation date. Please revise future filings accordingly.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief